VectivBio Holding AG
Aeschenvorstadt 36
4051 Basel, Switzerland

April 6, 2021	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Margaret Schwartz
Ms. Suzanne Hayes
Ms. Tracie Mariner
Mr. Terence O’Brien
Division of Corporation Finance
Office of Life Sciences

RE:	VectiveBio Holding AG
Registration Statement on Form F-1
File No. 333-254523

Acceleration Request
	Requested Date:	April 8, 2021
	Requested Time:	4:00 P.M. Eastern Time
Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) to become effective on April 8, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.
Once the Registration Statement has been declared effective, please orally confirm that event with Pascale Lesperance, counsel to the Registrant, at (212) 479-6772.
Very truly yours,
VectivBio Holding AG
/s/ Dr. Luca Santarelli
Dr. Luca Santarelli
Chief Executive Officer
cc:        Ryan Sansom, Cooley LLP
Brandon Fenn, Cooley LLP
Pascale Lesperance, Cooley LLP